ACCELERATED DEATH BENEFIT RIDER

                 An Additional Benefit of this Policy Issued By
                         Columbus Life Insurance Company


Accelerated Death Benefit
You may elect to receive an advance on the Death Benefit under the policy, when the Insured has been diagnosed as having a fatal illness.

The cumulative maximum advance will be equal to the lesser of (i) $250,000 or
(ii) that amount equal to 60% of the difference between (a) and (b) on the date of the first advance, where:

         "(a)" is equal to the total Death Benefit under the policy, as defined in the policy; and
         "(b)" is that amount equal to the cumulative total policy loan amount you could borrow under the policy pursuant to the Loan Provisions section of the policy, less the current Indebtedness.

The minimum advance is $5,000. You may request more than one advance subject to the minimum and cumulative maximum amounts. Advances may be made as frequently as monthly but all advances must be within 12 months of the first advance. The Death Benefit used in this calculation must be incontestable. The advance will be paid in a lump sum to you or to any other payee you so designate.

The accelerated death benefit under this rider will be made available to you on a voluntary basis only. Therefore:

         1. If you are required by law to elect this benefit to meet the claims of creditors, whether in bankruptcy or otherwise, you are not eligible for this benefit.
         2. If you are required by a government agency to elect this benefit in order to apply for, obtain, or keep a government benefit or entitlement, you are not eligible for this benefit.

Tax Consequences
It is possible that part, or all, of an advance may be considered taxable by the Internal Revenue Service. You should consult your attorney, accountant or other tax adviser before requesting an advance under this rider.

Conditions for Making Advance
The payment of any advance under this rider is conditioned upon and subject to our receipt of all of the following:

         1. your written election of this advance;
         2. the written consent of any irrevocable Beneficiary and any assignee;
         3. your written designation of us as an assignee for a portion of the Death Benefit proceeds equal to the amount of such advance, including interest;
         4. medical evidence acceptable to us from a licensed physician other than the Insured or a member of his/her immediate family that:

              (a) the Insured has been diagnosed as having a fatal illness; and
              (b) such fatal illness was first diagnosed while the Insured was covered by the policy; and
              (c) such fatal illness is expected to result in death within one year of the date such evidence is provided.

We may require a second opinion and examination of the Insured at our expense by a physician designated by us. We also reserve the right to assess an administrative charge of not more than $150.00 to process a claim under this rider.

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Terms of Advance
Advances made under this rider will be in the form of a special loan secured by a first lien on the Death Benefit payable under the policy. Upon the death of the Insured, the Death Benefit will be reduced by the amount of this special loan, including interest. We will administer this loan separate and apart from any loan you make under the policy pursuant to the Loan Provisions section of the policy.

The loan interest rate will be 8% (7.4% in advance) per year. Interest is due and payable in advance to the next policy anniversary. If interest is not paid when due, it will be added to the amount of the loan.

This loan may be increased by us if necessary to keep the policy in effect. If a premium remains unpaid at the end of the Grace Period, we will increase such loan by the amount of the premium and interest at 8% to the next policy anniversary even if such increase causes the loan to exceed the cumulative maximum advance available under this rider.

Other Provisions
Unless otherwise provided in your written election for an advance, the payee may not commute, anticipate, assign, alienate or otherwise encumber any payment under this rider.

This rider is attached to and made a part of the policy. The terms and definitions of the basic policy apply to this rider except to the extent they are in conflict with its terms. There is no cost for this rider.

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